June 17, 2019

David J. Sambrooks
President, Chief Executive Officer and Director
Midstates Petroleum Company, Inc.
321 South Boston Avenue, Suite 1000
Tulsa, OK 74103

       Re: Midstates Petroleum Company, Inc.
           Registration Statement on Form S-4
           Filed June 7, 2019
           File No. 333-231999

Dear Mr. Sambrooks:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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